ASANKO GOLD ACQUIRES LARGE, HIGHLY PROSPECTIVE MIRADANI
GOLD PROJECT, ADJACENT TO ASANKO GOLD MINE

Highlights:

  Acquisition of large, highly prospective Miradani Project, adjacent to the Asanko Gold Mine

  Miradani Project sits on an existing mining lease, which will enable potential mineral resources to be accelerated to production

  Historic trenching results include individual 1.5m trench samples assayed up to 47.3 g/t, which indicate significant grade intersections

  Based on historic trenching and extensive artisanal workings, huge potential to increase Asanko’s resource base within trucking distance of the processing facility

  Three main targets identified, Miradani, Central, and Tontokrom, extending over 800m, 320m and 850m respectively, consisting of multiple mineralized zones of up to 37m each in width

  Drilling program on Miradani, Central and Tontokrom to commence in Q4 2017

  Targeting maiden Mineral Resource Estimate in H2 2018

Vancouver, British Columbia, September 22, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce it has acquired ownership of the Miradani Mining Lease (the “Miradani Project”), which is adjacent to the Asanko Gold Mine (“AGM”) in Ghana, West Africa (see Figure 1) from AngloGold Ashanti. Acquisition costs of the Miradani Project, which bear standard Government of Ghana royalty interests, are not disclosed and are not material.

Covering an area of approximately 15 km2, the Miradani Project is on an existing mining lease (valid until May 2025) which will enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5 km south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The underexplored Asankrangwa Gold Belt is about 7 km wide and over 50 km long. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015. Asanko holds the largest land package on this Belt and it hosts all of the Company’s 5.1 million ounces of reserves (see Figure 1).

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. A phased drilling campaign is expected to commence in Q4 2017, with a view to completing a maiden Mineral Resource Estimate in H2 2018. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Individual 1.5m trench samples assayed up to 47.3 g/t.

Commenting on today’s announcement, Peter Breese, President and CEO, said “The Miradani Project is a very exciting exploration project with huge potential to increase our resource base and contribute to our future growth. Located next to our current operation and within trucking distance, the Miradani Project comes with the advantage of being on an existing mining lease, which means that we will be able to accelerate the development timeline from resource delineation to production.

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Historic trenching indicates there are at least three main zones of mineralization across the project area and the extensive artisanal workings confirm gold is present. We have identified three drill ready targets which we will start to drill in the coming quarter and we look forward to updating the market further during H1 2018.”

Geology
The Asankrangwa Belt is defined by NE-SW trending primary and secondary lineaments providing conduits for gold bearing fluids and sites for metal deposition. The Miradani Project is underlain by the lower Birimian system (metasediments) of the Kumasi Basin generally consisting shallow marine of siltstones, sandstones, shales and volcaniclastics, and are intruded locally by sizeable mica-rich granitoid plutons. The metasediments are regionally metamorphosed to greenschist facies and sometimes host disseminated sulphides and carbonates. Pyrite, the most prevalent sulphide, is most often oxidized to limonite or leached out leaving cubic casts. Metasediments of the Kumasi Basin have well developed schistosity parallel to bedding and striking northeast usually between 25° - 35° and often dip steeply to either northwest or southeast.

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Mineralization
Gold deposits found on the Asankrangwa Gold Belt are shear zone hosted orogenic gold deposits. Gold mineralization is generally free gold within quartz carbonate veins hosted within marine sediments and smaller granitic intrusions coincident with the structural corridors. Deposits generally occur at or near intersections of deep crustal primary and secondary shear zones, or in flexures in the shear corridors. The structural architecture and controls on mineralization of the Asankrangwa Belt has been extensively studied and interpreted by Asanko. This understanding forms the basis for all prospectivity studies and exploration targeting.

Major primary shear structures pass through the Miradani Project and the target areas are located at the intersection of secondary structures. These primary structures are parallel to similar structures hosting all of the other AGM deposits. The SW (Miradani), Central, and NE (Tontokrom) portions of the Miradani Project are highly prospective and contain extensive historic gold in soil anomalies and fall at areas of structural complexity. In addition to the Miradani targets, multiple other high priority exploration targets have been identified in areas of coincident structural complexity and geochemical anomalies (see Figure 2). Three walk up drill targets have been clearly defined from historic trenching and soil geochemistry results as well as intensive mechanized artisanal mining.

All known mineralization on the Miradani Project is within 11.5 km of the AGM processing facility. The project area contains 1 km of the Datano Shear corridor, host to the Midras South exploration target, and 3.2 km of the Fromenda Shear corridor which hosts the Fromenda deposit. Along both shear zones, intense levels of recent large scale, mechanized, artisanal mining are apparent. The Fromenda Shear in particular displays strong indications of multiple mineralized zones along the entire 3.2 km strike within the Miradani Project. Zones of large scale artisanal mining suggest impressive widths of mineralization in excess of 80m in places. The extensive artisanal workings are on alluvial, colluvial, and hard rock deposits and the depletion of oxide resources is expected in places. This trend, referred to as the Miradani Trend, is shown in Figure 3.

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Historic Work
Asanko has not had access to the full historical data or the QAQC around such data and therefore no mineral resource or mineral reserve estimates can be inferred from the historic data presented below. The historic work conducted on the Miradani Project area is supplied for information purposes alone. Asanko will be conducting a comprehensive drilling program across the project area to delineate a Mineral Resource Estimate.

The Miradani Project area has been a target for exploration since the beginning of the 20th century. From 1900-1914, Ashanti Rivers and Concession Limited did intensive exploration on the Miradani area but no records of their work survived to this day except a map of an adit in which 10-13dwts (1dwt=1.56 grams => 15 – 17 g/t Au) gold was reported over 1m sampling intervals of quartz veins.

Between 1994-1996 Ashanti Goldfields Corporation (“AGC”) carried out soil geochemistry on a grid pattern of 200/400 x 20 meters and various trenching programs along a 13.5 km strike across the Miradani and Datano mining leases. Significant historic trench intercepts are shown in Table 1 in the Appendix.

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Trench intercepts were generated using a 0.3 g/t Au cut-off, a minimum intercept of 3m, and no more than 3m of internal waste. Historical assay and QAQC information is not available but through ground confirmation, the locations of the trenches were verified. In addition to ground truthing, the fact that the artisanal mine pits match exactly the mineralization intercepts and trends observed in the trench data provides Asanko with no reason to doubt their accuracy and will act as a guide for follow up drill testing.

AGC were able to delineate a NE-SW trending anomaly consistent with their structural interpretations. Following successful geochemistry programs, AGC completed 84 trenches covering 7,690m of length at 30m intervals over a 3.2 km strike length and delineated three major gold mineralization horizons extending over 350, 170m and 550m to the NE and SW. Up to five mineralized lenses ranging between 3 and 37m width and gold grades of 0.5g and 47.3g/t were encountered. Based on the 1996 trench sampling, an inferred resource of 409,000 tonnes @ 2.5 g/t gold (33,000 ounces) was estimated from surface to 20m depth.

During 2015 Asanko completed a helicopter borne VTEM survey over the Asankrangwa Belt, including the Miradani Project. 2D and 3D geological and geophysical interpretations and associated prospectivity and targeting exercises of the Asankrangwa structural corridor highlighted the Fromenda shear zone, and especially the Miradani/Tontokrom area as a highly prospective corridor.

Miradani Target
The Miradani target is the furthest south west target on the trend. 27 historical trenches were dug on the Miradani target, of which 22 were crossed the trend. Of these, 15 recorded significant intercepts over a strike of approximately 300m. Post trenching, mechanized artisanal mining has appeared to increase the strike by an additional 200m, which will require further verification by the Asanko exploration team. Figure 4 below shows high definition Lidar photograph captured in November 2016 with the historic trench locations and intercepts shown. The photo shows the extent of intensive mechanized artisanal mining which has delineated areas of potential mineralization. Both the trench data and artisanal mine workings indicate that there are multiple parallel trends at the Miradani target.

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The Central Zone Target
The Central Zone Target, aptly located between the Miradani and Tontokrom targets, has had 12 trenches dug in the area, of which four were excavated on or near the trend (see Figure 5). Mechanized artisanal mining activities have opened up 240m of continuous excavations. While the Central Zone target does not appear to have the width of the other two targets, it appears to be continuous along strike. The Central Zone is separated from the Miradani target to the southwest by a low lying area which has subsequently been filled with artisanal mining tailings and it is likely that it is an extension of the Miradani Trend.

Tontokrom Target
The Tontokrom target has had the least amount of trenching, but the most amount of mechanized artisanal mining. Five trenches were dug in the Tontokrom area, with four crossing or coming near to the mineralized trend. Tontokrom has been subjected to organized and sustained small scale mechanized mining activity for over 25 years. What remains of their activities is a benched pit estimated to be approximately 30m deep and over 200m in strike (see Figure 6). The pit has since filled with water but intensive small scale mining has continued on the edges and along strike indicating multiple zones of mineralization and strike continuation. The Tontokrom deposit appears to be hosted within a granite intrusion coincident with the structure and in the sediments surrounding it which suggests analogies to both Nkran and Akwasiso.

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Drill Ready Targets
Asanko is optimistic about the large-scale potential of the Miradani Project based on the historic work by AGC (now AngloGold Ashanti) as well as the large scale mechanized artisanal workings, which were focused on alluvial, colluvial and in-situ mineralization. The first three exploration targets have been identified and are “walk-up” drill ready targets, Miradani, Central and Tontokrom.

Following the recent government initiative to curb illegal mining in Ghana this year, all mechanized artisanal mining has ceased on the Miradani Project. Community engagement is underway and this will be completed ahead of the drill program, which is expected to commence in Q4 2017. A maiden Mineral Resource Estimate is targeted for H2 2018.

Qualified Person Statement
Benjamin Gelber P.Geo, Manager: Generative Exploration is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

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Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck – Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Investor Relations
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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Appendix
Table 1: Historic Miradani Project Trench Significant Intercepts

Trench ID	FROM	TO	LENGTH	EASTING	NORTHING	Zone	Au (g/t)	Intercepts
TTM020	16.5	19.5	3	610035.58	690816.30	Central	1.52	3.0 m @ 1.52 g/t
TTM020	159	172.5	13.5	609934.01	690921.63	Central	0.58	13.5 m @ 0.58 g/t
TTM040	22.5	25.5	3	609912.06	690904.59	Central	0.26	3.0 m @ 0.26 g/t
TTM041	6	12	6	609974.55	690932.10	Central	0.39	6.0 m @ 0.39 g/t
TTM041	28.5	33	4.5	609959.19	690947.46	Central	0.50	4.5 m @ 0.50 g/t
TTM055	0	6	6	610311.83	690804.16	Central	0.94	6.0 m @ 0.94 g/t
TTM008	55.5	73.5	18	609604.37	690594.73	Miradani	0.84	18.0 m @ 0.84 g/t
TTM009	0	18	18	609593.25	690605.64	Miradani	1.48	18.0 m @ 1.48 g/t
TTM009	24	37.5	13.5	609593.25	690627.32	Miradani	1.53	13.5 m @ 1.53 g/t
TTM013	34.5	43.5	9	609623.00	690619.55	Miradani	0.41	9.0 m @ 0.41 g/t
TTM013	57	60	3	609609.35	690633.20	Miradani	0.63	3.0 m @ 0.63 g/t
TTM014	18	27	9	609582.88	690568.22	Miradani	0.26	9.0 m @ 0.26 g/t
TTM014	33	55.5	22.5	609567.57	690583.54	Miradani	1.33	22.5 m @ 1.33 g/t
TTM014	76.5	85.5	9	609541.69	690609.41	Miradani	1.25	9.0 m @ 1.25 g/t
TTM015	42	81	39	609535.23	690573.28	Miradani	0.39	39.0 m @ 0.39 g/t
TTM019	33	49.5	16.5	609523.22	690544.38	Miradani	0.42	16.5 m @ 0.42 g/t
TTM019	57	73.5	16.5	609506.89	690561.24	Miradani	0.89	16.5 m @ 0.89 g/t
TTM019	84	88.5	4.5	609492.42	690576.04	Miradani	0.73	4.5 m @ 0.73 g/t
TTM019	105	108	3	609478.58	690590.37	Miradani	0.82	3.0 m @ 0.82 g/t
TTM022	0	3	3	609530.34	690492.55	Miradani	0.43	3.0 m @ 0.43 g/t
TTM022	22.5	46.5	24	609507.81	690515.89	Miradani	1.25	24.0 m @ 1.25 g/t
TTM022	51	63	12	609493.18	690531.50	Miradani	0.38	12.0 m @ 0.38 g/t
TTM022	67.5	90	22.5	609478.50	690546.70	Miradani	0.36	22.5 m @ 0.36 g/t
TTM022	99	105	6	609461.90	690562.60	Miradani	0.28	6.0 m @ 0.28 g/t
TTM023	37.5	57	19.5	609485.48	690495.63	Miradani	0.99	19.5 m @ 0.99 g/t
TTM023	88.5	93	4.5	609455.30	690525.81	Miradani	0.55	4.5 m @ 0.55 g/t
TTM027	19.5	24	4.5	609490.14	690448.49	Miradani	5.69	4.5 m @ 5.69 g/t
TTM027	42	70.5	28.5	609466.74	690472.72	Miradani	0.58	28.5 m @ 0.58 g/t
TTM027	97.5	106.5	9	609435.70	690504.87	Miradani	0.60	9.0 m @ 0.60 g/t
TTM029	0	3	3	609779.57	690633.51	Miradani	0.36	3.0 m @ 0.36 g/t
TTM029	9	12	3	609773.24	690639.85	Miradani	1.96	3.0 m @ 1.96 g/t
TTM029	48	54	6	609744.74	690668.35	Miradani	0.91	6.0 m @ 0.91 g/t
TTM032	22.5	27	4.5	609773.95	690686.33	Miradani	0.31	4.5 m @ 0.31 g/t
TTM032	34.5	37.5	3	609767.18	690695.30	Miradani	0.25	3.0 m @ 0.25 g/t
TTM032	183	189	6	609676.36	690812.75	Miradani	1.29	6.0 m @ 1.29 g/t
TTM033	6	9	3	609464.77	690432.50	Miradani	1.51	3.0 m @ 1.51 g/t
TTM033	21	42	21	609447.85	690449.42	Miradani	0.70	21.0 m @ 0.70 g/t
TTM033	48	51	3	609435.16	690462.11	Miradani	0.66	3.0 m @ 0.65 g/t
TTM033	57	66	9	609426.70	690470.57	Miradani	0.44	9.0 m @ 0.44 g/t
TTM033	79.5	87	7.5	609411.37	690485.90	Miradani	9.91	7.5 m @ 9.91 g/t
TTM034	4.5	13.5	9	609458.02	690391.77	Miradani	0.78	9.0 m @ 0.78 g/t
TTM034	24	36	12	609444.02	690405.77	Miradani	2.79	12.0 m @ 2.79 g/t
TTM034	46.5	60	13.5	609428.62	690421.26	Miradani	0.33	13.5 m @ 0.33 g/t
TTM034	78	102	24	609404.47	690446.80	Miradani	1.57	24.0 m @ 1.57 g/t
TTM035	21	24	3	609424.74	690381.61	Miradani	0.48	3.0 m @ 0.48 g/t
TTM035	55.5	78	22.5	609391.09	690409.77	Miradani	2.32	22.5 m @ 2.32 g/t
TTM035	82.5	91.5	9	609376.07	690423.16	Miradani	0.81	9.0 m @ 0.81 g/t
TTM047	19.5	25.5	6	609391.24	690362.02	Miradani	1.42	6.0 m @ 1.42 g/t
TTM047	43.5	48	4.5	609379.63	690382.14	Miradani	0.30	4.5 m @ 0.30 g/t
TTM001	51	60	9	611224.19	691870.57	Tontokrom	1.08	9.0 m @ 1.08 g/t
TTM001	66	102	36	611204.05	691890.71	Tontokrom	0.43	36.0 m @ 0.43 g/t
TTM001	106.5	142.5	36	611175.42	691919.34	Tontokrom	0.62	36.0 m @ 0.62 g/t
TTM001	163.5	181.5	18	611141.55	691953.20	Tontokrom	0.43	18.0 m @ 0.43 g/t
TTM003	1.5	39	37.5	610986.63	691775.30	Tontokrom	1.58	37.5 m @ 1.58 g/t

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